UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                              (Amendment No. 2 )(1)

                           SUN HEALTHCARE GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    866933401
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                                 (CUSIP number)

DFW Capital Partners, L.P.                   Ropes & Gray LLP
Glenpointe Centre East, 5th Floor            45 Rockefeller Plaza
Teaneck, New Jersey  07666                   New York, New York 10111
(201) 836-6000                               (212) 841-5700
Attention:  Keith W. Pennell                 Attention:  Merrill A. Ulmer, Esq.

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 2007
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866933401                                           Page 2 of 4 Pages

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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only - Voluntary)

     DFW Capital Partners, L.P.

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2.   Check the Appropriate Box if a Member of a Group

           (a) |_|
           ______________________________________________________________

           (b)  |X|
           ______________________________________________________________

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3.   SEC Use Only

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4.   Source of Funds

     Not Applicable
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) |_|

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6.   Citizenship or Place of Organization
     Delaware

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                            7.     Sole Voting Power
NUMBER OF
SHARES                             305,833 shares of Common Stock
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.     Shared Voting Power
 EACH                                  -0-
REPORTING                   ----------------------------------------------------
PERSON                      9.     Sole Dispositive Power
 WITH
                                   305,833 shares of Common Stock
                            ----------------------------------------------------
                            10.    Shared Dispositive Power
                                   -0-
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     305,833 shares of Common Stock

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12.  Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

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13.  Percent Of Class Represented By Amount In Row (11)

     Less than 0.1%

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14.  Type of Reporting Person

     PN

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                                      -2-

CUSIP No. 866933401                                           Page 3 of 4 Pages


                Amendment No. 2 to Schedule 13D (FINAL AMENDMENT)


     Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 19, 2005 and Amendment No. 1 thereto filed on December 11, 2006 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The following items of the Schedule 13D are hereby amended as follows:

Item 4.   Purpose of Transaction

Item 5 is hereby amended to reflect that Keith W. Pennell resigned from the Issuer's Board of Directors effective January 15, 2007.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

     (a) The Reporting Person beneficially owns 305,833 shares of Common Stock, or less than 0.1% of the Common Stock outstanding as of the date hereof. DFW GP, as the general partner of DFW, may be deemed to beneficially own the securities of the Issuer owned by DFW.

     (b) The general partners of DFW GP may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by DFW. Each of the general partners of DFW GP disclaims beneficial ownership of all securities other than those he may own directly or by virtue of his indirect pecuniary interest in the securities owned by DFW.

     (c) On January 22, 2007 the Reporting Person sold 1,811,620 shares of Common Stock in a privately-negotiated transaction, for $11.25 per share.

     (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Person.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on January 22, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following thereto:

     Under the terms of the Merger Agreement previously described in the
Schedule 13D, the 305,833 shares of Common Stock held by the Reporting Person after the sale described in Item 5(c) above are in escrow in connection with certain indemnification obligations under the Merger Agreement, and, subject to the conditions of an escrow agreement relating to such shares, half will be released from escrow on March 31, 2007 and the remaining half will be released from escrow on December 9, 2007. So long as such shares are held in escrow, the Reporting Person has the right to vote them but has agreed not to sell or otherwise transfer them during that time period.

                                    Signature


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2007

                               DFW CAPITAL PARTNERS, L.P.

                               By:  Capital Partners - GP, L.P., General Partner

                               By:/s/ Keith W. Pennell
                                  ----------------------------------------------
                                  Name: Keith W. Pennell
                                  Title: General Partner


                                      -4-